October 2, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

This letter is to supplement the representations made by the Registrant referred to in the above-mentioned Registration Statement in its request for acceleration of effectiveness of the Registration Statement, as amended, dated September 29, 2006.

The disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Registrant also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing and the registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

LIGHTSPACE CORPORATION

By:	/s/ James C. Louney
James C. Louney
Vice President and CFO

Lightspace Corporation, 529 Main Street, Boston, MA 02129

t\ 617-868-1700    f\ 617-242-1440

www.lightspacecorp.com

Griffin Securities, Inc., 17 State Street, New York, NY, 10004
212.509.9500 • 212.509.9501 fax • www.griffinsecurities.com

October 2, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington D.C. 20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

As the underwriter of the above-referenced proposed offering, we represent to you as follows:

The preliminary prospectus has heretofore been distributed to the following potential subscribers to the offering:  10 institutional investors and 11 individuals.  We do not anticipate that any other brokers or dealers will participate in the offering.

We have complied, and will comply, as applicable, with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

GRIFFIN SECURITIES, INC.

By	Adrian Z. Stecyk
President & CEO